March 27, 2007

Via U.S. Mail and Facsimile (978-715-1390)

Kathleen B. Allen
Vice President and Chief Financial Officer
Millipore Corporation
290 Concord Road
Billerica, MA 01821

	Re:	Millipore Corporation
		Form 10-K for the Fiscal Year Ended December 31, 2005
		Filed March 15, 2006
		File No. 1-09781

Dear Ms. Allen:

      We have reviewed your response letter dated March 1, 2007 and we have the following comments. We welcome any questions you may have about our comments or on any other aspect of our review.
Feel
free to call us at the telephone numbers listed at the end of this letter.

General
1. Please refer to comment 1 in our letter dated January 31, 2007. Please identify for us, by name and a brief description, each type of the specific products and technologies that you have, directly or indirectly, provided into Syria.
2. We note the representation in your response to our prior comment 3 that, to the best of your knowledge, understanding, and belief, no products or services you have provided into Syria "have been put to military use." Please clarify for us whether, to the best of your knowledge, understanding, and belief, any of the products, technology or services provided into Syria have military uses. If so, identify for us the types of products, technologies and services provided into
Syria, and explain to us whether the products and technologies can be considered dual-use items. Please also discuss briefly your compliance with U.S. export law in connection with the provision of such products, technologies and services into Syria.

* * * * *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR.

      Please understand that we may have additional comments after we review your response to our comments. Please contact Pradip Bhaumik,
Attorney-Advisor, at (202) 551-3333 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.

								Sincerely,



								Cecilia D. Blye, Chief
								Office of Global Security
Risk



cc: 	Peggy Fisher
		Assistant Director
	Division of Corporation Finance


Kathleen B. Allen
Millipore Corporation
March 27, 2007
Page 1